EXHIBIT 99.1

Mer Telemanagement Solutions Announces Completion of Reverse Stock Split

Press Release
Source: Mer Telemanagement Solutions Ltd.
On Wednesday March 3, 2010, 12:00 pm EST

RA'ANANA, Israel, March 3 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced that it's previously announced one-for-two reverse stock split became effective as of the opening of the market on March 2, 2010.

The reverse stock split was authorized by the Company's shareholders at an extraordinary meeting held on February 25, 2010. The reverse stock split is intended to increase the per share trading price of the Company's ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market. As a result of the reverse stock split, every two ordinary shares of the Company that were issued and outstanding immediately prior to the opening of trading on March 2, 2010, were automatically combined into one issued and outstanding share, without any change in the par value of such shares. No fractional ordinary shares were issued as a result of the reverse stock split and any fractional shares were rounded up to the nearest whole number.

The Company' ordinary shares began trading on a split-adjusted basis when the market opened on March 2, 2010, under a new CUSIP number M69676 126.
The Company's ordinary shares will trade under the symbol "MTSLD" for 20 days, to designate that it is trading on a post-reverse split basis. The ordinary shares will resume trading under the symbol "MTSL" after that 20-day period.

The Company has retained it's transfer agent, American Stock Transfer &
Trust Company, to act as exchange agent for the reverse stock split. Shareholders of record as of the effective date will receive a letter of transmittal providing instructions for the surrender of their pre-reverse split share certificates. Shareholders owning shares via a broker or other nominee will have their positions automatically adjusted to reflect the reverse stock split and will not be required to take any action in connection with the reverse stock split.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint TEM solutions that MTS acquired on December 2008 enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint's software, consulting and managed services solutions - including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.


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MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.